                                                      ------------------------
                                                            OMB APPROVAL
                                                      ------------------------
                                                      OMB Number     3235-0145
                                                      Expires: August 31, 1999
                                                      Estimated average burden
                                                      hours per response 14.90
                                                      ------------------------

                                    UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (AMENDMENT NO. 2)*



                                CardioThoracic Systems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 141907105
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 11 Pages

ITEM 1(a).  NAME OF ISSUER. CardioThoracic Systems, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            10600 North Tantau Avenue, Cupertino, CA 95014

ITEM 2(a). NAME OF PERSONS FILING: New Enterprise Associates VI, Limited Partnership ("NEA VI") and New Enterprise Associates VII, Limited Partnership ("NEA VII") (collectively, the "Funds"); NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI and NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII (collectively, the "GPLPs"); Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas
            C. McConnell ("McConnell"), John M. Nehra ("Nehra") and Charles
            W. Newhall III ("Newhall") (the "General Partners"). The General Partners are individual general partners of NEA Partners VI and NEA Partners VII. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICER OR, IF NONE, RESIDENCE: The address of the principal business office of NEA VI, NEA Partners VI, NEA VII, NEA Partners VII, Barris, Dorman, Marks, Nehra, and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park California 94025.

ITEM 4.     OWNERSHIP.

            (a) Amount Beneficially Owned: NEA VI is the record owner of
                873,500 shares of Common Stock as of December 31, 1998 (the "NEA VI Shares"). NEA VII is the record owners of 90,000 shares of Common Stock as of December 31, 1998 (the "NEA VII Shares"). As the sole general partner of NEA VI, NEA Partners VI may be deemed to own beneficially the NEA VI Shares. As the sole general partner of NEA VII, NEA Partners VII may be deemed to own beneficially the NEA VII Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each Fund may be deemed to share the power to direct the disposition and vote of the NEA VI Shares and the NEA VII Shares, for a total of 963,500 shares (the "Record Shares"). As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Record Shares.

                As individual general partners of NEA Partners VI and NEA Partners VII, which are the sole general partners of NEA VI and NEA VII, respectively, each of the General Partners may be deemed to own beneficially the Record Shares. McConnell is the record owner of options to purchase 3,000 shares of Common Stock, which are exercisable within 60 days after December 31, 1998. As an individual general partner of NEA Partners VI and NEA Partners VII, which are the sole general partners of NEA VI and NEA VII, respectively, McConnell may be deemed to own beneficially the Record Shares and the 3,000 shares, for a total of 966,500 shares.

                              Page 2 of 11 Pages

            (b) Percent of Class: Each Reporting Person: 6.8%. The foregoing percentages are calculated based on the 14,209,428 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q for the fiscal quarter ended
                September 26, 1998 of CardioThoracic Systems, Inc., as adjusted pursuant to Rule 13d-13(d)(1).

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than McConnell. 3,000 shares for McConnell.

               (ii) shared power to vote or to direct the vote:
                    963,500 shares for each Reporting Person.

              (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than McConnell. 3,000 shares for McConnell.

               (iv) shared power to dispose or to direct the disposition of:
                    963,500 shares for each Reporting Person.

            Each Reporting Person disclaims beneficial ownership of any shares of Common Stock except for the shares, if any, that such Reporting Person holds of record.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.



                              Page 3 of 11 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 10, 1999

NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                *
   -----------------------------------
   Charles W. Newhall III
   General Partner


    NEA PARTNERS VI, LIMITED PARTNERSHIP

By:                *
   -----------------------------------
   Charles W. Newhall III
   General Partner


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:  NEA Partners VII, Limited Partnership

     By:            *
        -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP


By:                *
   ------------------------------------
   Charles W. Newhall III
   General Partner


                   *
   ------------------------------------
   Peter J. Barris


                            Page 4 of 11 Pages

                  *
-------------------------------------
Ronald Kase


                  *
-------------------------------------
John M. Nehra


                  *
-------------------------------------
C. Richard Kramlich


                  *
-------------------------------------
Arthur J. Marks


                  *
-------------------------------------
Thomas C. McConnell


                  *
-------------------------------------
Cahrles W. Newhall III




                                      */s/ Nancy L. Dorman
                                      -----------------------------------
                                      Nancy L. Dorman, in her individual
                                      capacity and as Attorney-in-Fact


-------------------------------------------------------------------------------
*This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13,
1992 in connection with a Schedule 13G for Advanced Interventional Systems
Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                             Page 5 of 11 Pages

                                                               Exhibit 1


                                 AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of CardioThoracic Systems, Inc.

    EXECUTED as a scaled instrument this 10th day of February, 1999.

NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By: NEA PARTNERS VI, LIMITED PARTNERSHIP


     By:           *
        -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:           *
   -------------------------------
     Charles W. Newhall III
     General Partner



NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP


By:  NEA PARTNERS VII, LIMITED PARTNERSHIP


By:                *
   ---------------------------------
   Charles W. Newhall III
   General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:             *
   -------------------------------
     Charles W. Newhall III
     General Partner


                     *
     ----------------------------------
         Peter J. Barris



                            Page 6 of 11 Pages

                  *
-------------------------------------
Ronald Kase


                  *
-------------------------------------
John M. Nehra


                  *
-------------------------------------
C. Richard Kramlich


                  *
-------------------------------------
Arthur J. Marks


                  *
-------------------------------------
Thomas C. McConnell


                  *
-------------------------------------
Charles W. Newhall III



                                      */s/ Nancy L. Dorman
                                      ----------------------------------
                                      Nancy L. Dorman, in her individual
                                      capacity and as Attorney-in Fact


-------------------------------------------------------------------------------
This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13,
1992 in connection with a Schedule 13G for Advanced Interventional Systems, Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                             Page 7 of 11 Pages

                                                                      EXHIBIT 2


                             POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.


                                               /s/ Raymond L. Bank
                                               --------------------------------
                                               Raymond L. Bank


                                               /s/ Thomas R. Baruch
                                               --------------------------------
                                               Thomas R. Baruch


                                               /s/ Cornelius C. Bond, Jr.
                                               --------------------------------
                                               Cornelius C. Bond, Jr.


                                               /s/ Frank A. Bonsal, Jr.
                                               --------------------------------
                                               Frank A. Bonsal, Jr.


                                               /s/ James A. Cole
                                               --------------------------------
                                               James A. Cole



                             Page 8 of 11 Pages

                                               /s/ Nancy L. Dorman
                                               --------------------------------
                                               Nancy L. Dorman


                                               /s/ Neal M. Douglas
                                               --------------------------------
                                               Neal M. Douglas


                                               /s/ John W. Glynn, Jr.
                                               --------------------------------
                                               John W. Glynn, Jr.


                                               /s/ Curran W. Harvey
                                               --------------------------------
                                               Curran W. Harvey


                                               /s/ Ronald Kase
                                               --------------------------------
                                               Ronald Kase


                                               /s/ C. Richard Kramlich
                                               --------------------------------
                                               C. Richard Kramlich


                                               /s/ Robert F. Kuhling
                                               --------------------------------
                                               Robert F. Kuhling


                                               /s/ Arthur J. Marks
                                               --------------------------------
                                               Arthur J. Marks


                                               /s/ Thomas C. McConnell
                                               --------------------------------
                                               Thomas C. McConnell


                                               /s/ Donald L. Murfin
                                               --------------------------------
                                               Donald L. Murfin


                                               /s/ H. Leland Murphy
                                               --------------------------------
                                               H. Leland Murphy



                            Page 9 of 11 Pages

                                               /s/ John M. Nehra
                                               --------------------------------
                                               John M. Nehra


                                               /s/ Charles W. Newhall, III
                                               --------------------------------
                                               Charles W. Newhall, III


                                               /s/ Terry L. Opdendyk
                                               --------------------------------
                                               Terry L. Opdendyk


                                               /s/ Barbara J. Perrier
                                               --------------------------------
                                               Barbara J. Perrier


                                               /s/ C. Vincent Prothro
                                               --------------------------------
                                               C. Vincent Prothro


                                               /s/ C. Woodrow Rea, Jr.
                                               --------------------------------
                                               C. Woodrow Rea, Jr.


                                               /s/ Howard D. Wolfe, Jr.
                                               --------------------------------
                                               Howard D. Wolfe, Jr.


                                               /s/ Nora M. Zietz
                                               --------------------------------
                                               Nora M. Zietz


                             Page 10 of 11 Pages

                             POWER OF ATTORNEY


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 1994


                                               /s/ Peter J. Barris
                                               --------------------------------
                                               Peter J. Barris


                                               /s/ Debra E. King
                                               --------------------------------
                                               Debra E. King


                                               /s/ Peter T. Morris
                                               --------------------------------
                                               Peter T. Morris


                                               /s/ Hugh Y. Rienhoff, Jr.
                                               --------------------------------
                                               Hugh Y. Rienhoff, Jr.


                                               /s/ Alexander Slusky
                                               --------------------------------
                                               Alexander Slusky


                                               /s/ Louis B. Van Dyck
                                               --------------------------------
                                                Louis B. Van Dyck


                             Page 11 of 11 Pages